HAMMER FIBER OPTICS HOLDINGS CORP.

6151 Lake Osprey Drive

Sarasota, FL. 34240

June 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology.

Washington, D.C. 20549

Attn: Becky Chow and Stephen Krikorian

Re:	Hammer Fiber Optics Holding Corp.
Form 10-K filed on February 16, 2024
Form 10-Q filed on March 27, 2024
File No. 001-35876

Dear Ms. Chow and Mr. Krikorian,

By letter dated May 14, 2024, the staff (the "Staff," "you" or "your") of the U.S. Securities and Exchange Commission (the "Commission") provided Hammer Fiber Optics Holdings Corp. (the "Company," "we," "us" or "our") with its comments to the Company's Form 10-K filed with the Commission on February 16, 2024 and Form 10-Q filed with the Commission on March 27, 2024. We are in receipt of your letter and set forth below are the Company's responses to the Staff's comments. For your convenience, the comments are listed below, followed by the Company's responses.

1. Please disclose the results of your assessment of the effectiveness of your disclosure controls and procedures as of January 31, 2024 in your Quarterly reports. See Item 4 - Controls and Procedures of Form 10-Q that requires you to furnish the information required by Item 307 of Regulation S-K. In addition, you should disclose any changes in internal control over financial reporting that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. Please apply this to all your future periodic filings.

RESPONSE: The Company's disclosure regarding the effectiveness of our disclosure controls and procedures as of January 31, 2024 is updated pursuant to the requirements of Item 307 of Regulation S-K, as stated below:

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are designed to reasonably ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 15d-15(e) under the Exchange Act. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

At the end of the period covered by this Quarterly Report, we conducted an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2024, the disclosure controls and procedures of our Company were not effective.

The Company's disclosure regarding the changes in internal control over financial reporting as of January 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting is updated pursuant to the requirements of Item 308(c) of Regulation S-K, as stated below:

Changes in Internal Control over Financial Reporting

During the fiscal year 2024, we engaged an outsourced firm with a panel of CPA consultants in 2024 to assist in building internal controls and preparing financial reports, and to establish best practices and help us document and implement all the checks and balances needed for all financial areas.

Except as listed above, there were no other changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2. We noted your conclusions that disclosure controls and procedures and internal control  over financial reporting were not effective. Please disclose any material weakness in your internal control over financial reporting that identified by management in your future filings. Refer to Item 308 of Regulation S-K.

RESPONSE:  The Company will disclose any material weakness in our internal controls over financial reporting identified by management in our future periodic filings in accordance with the provisions of Item 308 of Regulation S-K.

3. We noted as of July 31, 2023, you owe Loans payable in amount of $1,443,294 to various parties. It appears such balance included both loans (Note 18) and convertible notes (Note 10); however, based on your disclosures in note 18 and Note 10, we cannot reconcile the amount of $1,443,294. In this regard, please revise your footnotes disclosures to address the following:

• Please break down loans payable in amount of $1,443,294 by respective classifications (i.e. convertible debt, loans payable), and further distinguishing between related party/non-related party debt on the face of balance sheets.

• Disclose the material contractual terms for loan amounts due and provide a tabular schedule to reconcile such amounts due to your consolidated financial statements.

RESPONSE : The Company's balance per notes payable is now segregated into three different categories based on the nature of the debt -  Notes Payable, Convertibles Notes Payable and Convertible Notes Payable - Related Parties, as presented below, and will be presented on the face of the balance sheet in the Company's future periodic filings.

The Company updated the related debt disclosure by creating a separate footnote for each note category described per above as separated per consolidated balance sheet, disclosing contractual terms for each individual loan and adding a tabular schedule to each footnote to reconcile with the consolidated financials. These changes will be reflected in the Company's future periodic filings, as stated below:.

NOTE 9 - NOTES PAYABLE

On March 20, 2023, 1stPoint Communications entered into a financing agreement with a financial institution in the amount of $58,000 and $2,320 in transaction fees. As of January 31, 2024 and July 31, 2023 the principal remaining under this financial agreement was $0 and $17,234.

During the fiscal year 2022, the Company entered into a non-interest bearing loan with a financial institution in the amount of $10,972. As of January 31, 2024 and July 31, 2023 the principal remaining was $10,972.

On February 26, 2021, Endstream Communications entered into a financing agreement with a financial institution in the amount of $40,000. The amount was refinanced on March 25, 2022 and again on November 16, 2022 in the amount of $141,750. As of January 31, 2024 and July 31, 2023 the principal remaining was $9,621 and $40,234.

As of January 31, 2024 and July 31, 2023, notes payable consisted of the following:

	January 31, 2024	July 31, 2023
Notes payable	$20,593	$68,440
Less: current portion, net	(20,593)	(68,440)
Long-term notes payable, net	$-	$-

NOTE 10 - RELATED PARTY CONVERTIBLE DEBT

On August 22, 2019, the Company entered into a convertible note with a related party in the amount of $12,000. $4,500 has been repaid. The amount will convert into Common Stock at the Company's option and bears interest at a rate of 6% annually, to be expensed at the time of conversion. The interest on this note has been forgiven by all parties. As of January 31, 2024 and July 31, 2023, the balance of this note was $7,500.

On August 24, 2019, the Company entered into a convertible note with two related parties (who were former partners in 1stPoint Communications, LLC) in the amounts of $12,000 and $6,000 respectively. Both notes bear interest at a rate of 6% annually and any interest may be accrued as either cash or stock at the option of the Company. The interest on this note has been forgiven by all parties. As of January 31, 2024 and July 31, 2023, the balances of these notes were $12,000 and $6,000 for both periods.

On March 24, 2020, the Company entered into a convertible note with the Chief Financial Officer in the amount of $43,000. The amount will convert into Common Stock at the Company's option and bears interest at a rate of 6% annually, to be expensed at the time of conversion. The interest on this note has been forgiven by all parties. As of January 31, 2024 and July 31, 2023, the balance of this note was $43,000.

On April 20, 2020, the Company entered into a convertible note with the Chief Financial Officer in the amount of $36,300 with an original maturity date of April 20, 2024. The amount will convert into Common Stock at the Company's option and bears interest at a rate of 6% annually, to be expensed at the time of conversion. The interest on this note has been forgiven by all parties. As of January 31, 2024 and July 31, 2023, the balance of this note was $36,300.

On September 1, 2020, the Company entered into a promissory note for the sum of $100,000 with a non-executive director. The amount will convert into Common Stock at the Company's option and bears interest at a rate of 6% annually, to be expensed at the time of conversion. The interest on this note has been forgiven by all parties. The note has been amended several times, with a total increase in funding of $61,300. As of January 31, 2024 and July 31, 2023, the balance of this note was $161,300.

On February 26, 2021, the Company entered into a convertible note with a related party in the amount of $25,000. The note bears interest at a rate of 6%, compounded monthly and payable upon repayment or conversion. Interest has been waived by the lender. The note has been amended several times, with a total increase in funding of $853,535. As of January 31, 2024 and July 31, 2023, the balance of this note was $878,535 and $472,500, respectively.

On January 5, 2022, the Company entered into a convertible note with a related party in the amount of $24,253. The amount will convert into Common Stock at the Company's option and bears interest at a rate of 6% annually, to be expensed at the time of conversion. The interest on this note has been forgiven by all parties. As of January 31, 2024 and July 31, 2023, the balance of this note was $24,253.

As of January 31, 2024,and July 31, 2023 all of the related party payables are reported as current liabilities in the Condensed Consolidated Balance Sheet and all interest and maturity dates have been waived by the holders of all promissory notes from all related parties.

	January 31, 2024	July 31, 2023
Convertible notes payable - related parties	$1,168,888	$762,854
Less: current portion, net	(1,168,888)	(762,854)
Long-term convertible notes payable - related parties	$-	$-

NOTE 11 - CONVERTIBLE DEBT

On February 11, 2022, the Company entered into a Securities Purchase Agreement (the "Mast SPA") by and between the Company and Mast Hill Fund, L.P. ("Mast"). Pursuant to the terms of the Mast SPA, the Company agreed to sell to Mast and Mast agreed to purchase from the Company, a promissory note in the aggregate principal amount of $550,000 (the "Mast Note"), convertible into shares of the Company's common stock upon the terms and subject to the limitations and conditions set forth in the Mast Note. The Mast Note has an original issue discount of $55,000, resulting in gross proceeds to the Company of $495,000. Mast has piggyback registration rights pursuant to the terms of the Mast SPA.

The Company entered into the First Amendment to the Mast Note as of March 6, 2023, through which both parties agreed to increase the principal balance of the note by $62,000. As of January 31, 2024 and July 31, 2023, the balance of the Mast Note was $612,000.

Pursuant to the terms of the Mast SPA, the Company also agreed to issue (i) a common stock purchase warrant to purchase 150,000 shares of Company common stock at an exercise price of $3.00, subject to adjustment as set forth therein (the "Mast First Warrant"), (ii) a common stock purchase warrant to purchase 150,000 shares of Company common stock at an exercise price of $1.50, subject to adjustment as set forth therein (the "Mast Second Warrant" and together with the Mast First Warrant, the "Mast Warrants"), and (iii) 475,000 shares of Company common stock to Mast as additional consideration for the purchase of the Mast Note.

The Mast Note bears interest at a rate of 12% per annum and matures on February 11, 2025. Any amount of principal or interest on the Mast Note which is not paid when due will bear interest at a rate of the lesser of (i) 16% per annum and (ii) the maximum amount permitted by law. The Mast Note may not be prepaid in whole or in part except as provided in the Mast Note by way of conversion at Mast's option. Mast has the right at any time to convert all or any part of the outstanding and unpaid principal amount and interest of the Mast Note into common stock, subject to a 4.99% equity blocker, at a conversion price of $0.58 per share; provided, however, that Mast is entitled to deduct $1,750 from the conversion amount in each case to cover Mast's fees associated with conversion. Mast's right to exercise each of the Mast Warrants is subject to a 4.99% equity blocker. Each of the Mast Warrants expires on the five-year anniversary of issuance.

The foregoing description of the Mast SPA, the Mast Note and the Mast Warrants does not purport to be complete and is qualified in its entirety by reference to the Mast SPA, the Mast Note, the First Mast Warrant and the Second Mast Warrant, copies of which are filed as Exhibits 10.1, 10.2, 10.3 and 10.4 to Form 8-K filed on February 23, 2022.

On February 17, 2022, the Company entered into a Securities Purchase Agreement (the "Talos SPA") by and between the Company and Talos Victory Fund, LLC ("Talos"). Pursuant to the terms of the Talos SPA, the Company agreed to sell to Talos, and Talos agreed to purchase from the Company, a promissory note in the aggregate principal amount of $275,000 (the "Talos Note"), convertible into shares of the Company's common stock upon the terms and subject to the limitations and conditions set forth in the Talos Note. The Talos Note has an original issue discount of $27,500, resulting in gross proceeds to the Company of $247,500. Talos has piggyback registration rights pursuant to the terms of the Talos SPA. Pursuant to the terms of the Talos SPA, the Company also agreed to issue (i) a common stock purchase warrant to purchase 75,000 shares of Company common stock at an exercise price of $3.00, subject to adjustment as set forth therein (the "Talos First Warrant"), (ii) a common stock purchase warrant to purchase 75,000 shares of Company common stock at an exercise price of $1.50, subject to adjustment as set forth therein (the "Talos Second Warrant" and together with the Talos First Warrant, the "Talos Warrants"), and (iii) 237,500 shares of Company common stock to Talos as additional consideration for the purchase of the Talos Note. Talos converted the note into 512,696 shares of HMMR common stock on October 4, 2022.

As of January 31, 2024 and July 31, 2023, convertible debt consisted of the following:

	January 31, 2024	July 31, 2023
Convertible debt	$557,000	$557,000
Original issue discount	$55,000	$55,000
Less: current portion, net	(612,000)	(612,000)
Long-term convertible debt, net	$-	$-

4. We noted that you have intangible and other assets in amount of $7.32 million which are 94.2% of your total assets as of July 31, 2024. As such, please disclose your accounting policy regarding your goodwill. Revise your balance sheet to separately disclose your goodwill balance on the face of the statement. Refer to 350-20-45-1. In addition, revise your indefinite lived intangible assets accounting policy to disclose your policy for acquired intangible assets. We refer you to guidance in ASC 350-30-50. In this regard, your current disclosures for indefinite lived intangible assets footnote on page F-9 incorrectly discusses property, plant and equipment and inventory component prepayments which are not indefinite lived intangible assets. Please revise in future filings.

RESPONSE: The Company has no goodwill on the balance sheet as of reporting dates, therefore, no segregation between intangible assets and goodwill is necessary. The Company updated the name of the face of the balance sheet from "Intangible and other assets" to "Intangible assets" and revised its indefinite lived intangible assets accounting policy to disclose the Company policy for acquired intangible assets. The Company also updated the balance for each category of its intangible assets with indefinite useful lives as of the reporting dates.  These changes will be reflected in the Company's future periodic filings.

Please see the revised indefinite lived intangible assets account policy and the disclosure to reflect the balance for each category of its intangible assets with indefinite useful lives below:

The Company has intangible assets with indefinite useful lives obtained as a result of assets acquisitions. The Company does not amortize its intangible assets with indefinite useful lives, rather such assets are tested for impairment are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired in accordance with ASC 350 Intangibles-Goodwill and Other. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

As of January 31, 2024, the Company had a total of $7,436,399 of net intangible assets with indefinite useful lives, which consist of customer contracts in aggregate of $4,477,113, Federal Communications Commission and state licenses in total of $2,954,553 and IPs in total of $4,734.

As of July 31, 2023, the Company had a total of $7,406,827 of net intangible assets with indefinite useful lives, which consist of customer contracts in aggregate of $4,477,113, Federal Communications Commission and state licenses in total of $2,924,980 and IPs in total of $4,734.

Please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

/s/ Erik B. Levitt
Erik B. Levitt
Chief Financial Officer